

Mail Stop 4720

October 18, 2016

Mr. Michael P. Daly
President and Chief Executive Officer
Berkshire Hills Bancorp, Inc.
24 North Street
Pittsfield, MA 01201

> **Re:** **Berkshire Hills Bancorp, Inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-4**
> **Filed October 5, 2016**
> **File No. 333-213256**

Dear Mr. Daly:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Proposal I – The Proposed Merger

Background of the Merger, page 32

1.	We note your response to comment 3, in which you disclosed the factors leading to the change in merger consideration and First Choice's reason for requesting a special dividend. Please revise your disclosure to explain the factors that led you to decide that: (i) a special dividend would assuage First Choice's concerns and (ii) a 35% special dividend rate was appropriate to this transaction. In addition, please disclose whether the "special dividend" was a factor considered in connection with the lower exchange factor ultimately agreed upon.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Joshua Dilk, Staff Attorney, at (202) 551-3427 or me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: Marc Levy, Esq.